PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                                                                                                     Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                                                                                         Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                                                                                         rburnett@pblaw.biz

2070 Skyline Tower                                                                                                                                                                                                                                                                                                        505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street                                                                                                                                                                                                                                                                                                   Spokane, Washington, 99201

Bellevue, Washington 98004                                                                                                                                                                                                                                                                                            Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                                                                                         Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

July 10, 2007

Ms. Mara L. Ransom

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Coffee Pacifica, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 6, 2007

Dear Ms. Ransom:

This letter is in response to your comment letter (the "Comment Letter") dated July 2, 2007, with regard to the Schedule 14A filing of Coffee Pacifica, Inc., a Nevada corporation ("Kranti" or the "Company") originally filed on June 6, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter.

General

  The Company is in the process of responding to the comments issued as of part the review of its Form SB-2 filed May 3, 2007. An amendment to the SB2 and responsive letter is under review with the Company's auditor and will be filed upon completion of that review.

Information regarding the Propslas

Stock Compensation Plan

  Additional disclosures have been made in this section, as well as under the Board of Directors Committees and Executive Compensation sections.

Election of the Board of Directors

  An explanation has been added to explain the lack of a director.

  The information required by Items 7 and 8 of Schedule 14A has been included.

Nomination of Williams & Webster P.S...

    5.    This item has been revised to ensure all information required by Item 9(e) of Schedule 14A has been included.

Approval for the Board of Directors to Pay Compensation...

    6.    This section has been revised to clarify the specific reasons the Company is seeking additional approval for Director compensation

Description of Capital Stock

    7    As there are no cumulative voting rights for the common stock, this reference has been deleted.

Request to Vote, Sign and Return Proxies

    8.    The reference to a time period relating to a change in proxies has been eliminated.

Proxy

  The reference to preferred stock has been removed.

  A column has been added to the director voting section to allow shareholders to withhold their authority to vote for any given director nominee.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Coffee Pacifica in a prompt response.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS

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